SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2009 (Rio de Janeiro – November 13, 2009) – PETRÓLEO BRASILEIRO S.A. – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with generally accepted accounting practices in Brazil (BR GAAP) and the norms issued by the CVM (Brazilian Securities and Exchange Commission). In order to facilitate comparisons, the accounting data for the periods ended in 2008 have been adjusted in line with the accounting practices determined by Law 11,638/07 and Presidential Decree 449/08, converted to Law 11,941/09.

Consolidated net income in the 3Q-2009 totaled R$ 7,303 million. Compared with the 3Q-2008 reflects the reduction in diesel and gasoline prices as of June 2009, the change in commodity prices, the non-recurring expense from the agreement with the ANP besides the exchange losses on assets abroad.

When compared with 2Q-2009 the performance of net income was due to lower diesel and gasoline prices, higher oil and oil product prices, reduced exchange losses on assets abroad and the non-recurring expense from Special Participation.

Year-to-date consolidated net income totaled R$ 20,853 million, reflecting lower sales prices, exchange losses on assets abroad, the non-recurring expense from Special Participation and the tax benefit from interest on equity. Operating cash flow (EBITDA) recorded a year-on-year decline from R$ 47,947 million to R$ 44.929 million in 2009, primarily due to the 10% reduction in the average sales price in Brazil.

Total oil and gas production averaged 2.513 million barrels per day in the 9M-2009 thanks to the start-up of new production units. Reflecting the growth and future prospects of its businesses, the Company market capitalization reached R$ 351,482 million on November 12.

In the 9M-2009, total oil and gas production in Brazil and abroad climbed by 5% year-on-year, thanks to increased output from the P-52 and P-54 platforms (Roncador), coupled with the startup of P-53 (Marlim Leste), P-51 (Marlim Sul), FPSO – Cidade de Niterói (Marlim Leste) and FPSO – Cidade de São Vicente (Tupi EWT), which more than offset the natural decline in the mature fields.

Year-to-date investments came to R$ 50,680 million, mostly allocated to expanding future oil and gas production capacity. Besides, we highlight the Supply, Gas & Energy, and International segments, where the respective priorities were refinery investments in Brazil, the gas pipeline network in Brazil and the distribution businesses in Chile.

This document is divided into five topics:
PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	03	Financial Statements	35
Operating Performance	10
Appendices	24
Financial Statements	27

PETROBRAS SYSTEM	Financial Performance

Statement by the CEO, José Sergio Gabrielli de Azevedo

Dear shareholders and investors,

Our excellent results in the third quarter of 2009 reflect the strength of the Company's businesses and its ability to overcome the economic turbulence that characterized last year. Building on our existing foundation we are now confidently preparing for the challenges that will occur if the Brazilian Congress approves the new regulatory framework for the Pre-salt area proposed by the Executive.

The Congress is currently considering important alterations to the oil sector regulations that will give Petrobras an even more important role. Included in the bills under discussion is the capitalization of the Company through the acquisition of rights to produce up to five billion barrels of oil equivalent and designating Petrobras as the exclusive operator, with a minimum stake of 30%, for all the pre-salt areas that will be put out to tender through a production sharing model. It is important to note that the terms for all of Petrobras´s existing concessions will remain exactly as they are today..

Aware of the capitalization’s magnitude and importance for the Company, we are preparing to execute the transaction in an entirely fair and transparent manner. To this end, Petrobras has been taking part in various forums, receiving suggestions and fine-tuning its corporate governance procedures. Our aim is to ensure that all of our shareholders` rights will be preserved and respected, and that the operation will strengthen not only the Company, but also reflect positively on the national and international capital markets.

Focusing on cost controls and operational efficiency, our third-quarter results were chiefly sustained by increased production of oil and oil products in a scenario of reduced domestic market prices. Brazil’s oil output grew by 5% year-on-year and the recovery of the economy pushed up oil product sales by 2%.

Despite the 18% reduction in the average sales price, net income fell by only 13%, excluding the non-recurring negative impact of R$ 2.048 billion (R$ 1.3 billion after Income Tax) from the payment of an additional special take from the Marlim field pursuant to the agreement between Petrobras and the ANP.

On the operational front, the main highlights were the continuing exploration of the pre-salt areas in the Santos basin, where we announced estimated recoverable volume of between 1.1 and 2 billion barrels of oil equivalent from the Guará field. We also recorded excellent productivity, estimated at 50,000 barrels per day from this single well, which strengthened our confidence in the potential and technical feasibility of this new exploration frontier.

In order to sustain our growth, and guarantee the necessary equipment and infrastructure for the development of our reserves, we invested R$ 18 billion in the quarter, primarily in exploration and production. One such initiative is a tender for 28 new deepwater oil rigs to be built in Brazil.

These massive investments were sustained by our strong quarterly cash flow (EBITDA of R$ 14 billion) and access to a broad range of funding options. Notably, we raised US$ 4 billion through an international notes issue in October, the largest ever such offering by a Brazilian company. Demand was three times higher than the final volume, underlining investors’ confidence in our ability to conduct our business and generate future results. We also recently concluded our financing of $ 10 billion with the Chinese Development Bank.

With great pride I conclude by highlighting that we have been included for the fourth consecutive year in the Dow Jones Sustainability World Index (DJSI). This Index is the single most important global sustainability index used by socially and environmentally responsible investors. Our continued inclusion is a recognition of our total commitment to operate in accordance with best social and environmental practices, minimizing any negative impact on the community and the environment

Net Income and Consolidated Economic Indicators

Petrobras posted consolidated net income of R$ 20,853 million in the 9M-2009, 22% down on year-on-year.

R$ million
	3rd Quarter				Jan-Sep

2Q-2009	2009	2008	Δ %		2009	2008	Δ %

55,892	60,264	73,682	(18)	Gross Operating Revenues	169,731	201,301	(16)
44,605	47,877	60,184	(20)	Net Operating Revenues	135,077	162,983	(17)
19,991	18,862	20,122	(6)	Gross Profit	55,668	58,940	(6)
13,896	10,247	12,368	(17)	Operating Profit (1)	34,363	39,902	(14)
(2,461)	707	2,595	(73)	Financial Result	(2,604)	724	(460)
7,734	7,303	9,843	(26)	Net Income	20,853	26,798	(22)
0.88	0.83	1.12	(26)	Net Income per Share	2.38	3.05	(22)
323,479	336,772	344,092	(2)	Market Value (Parent Company)	336,772	344,092	(2)
45	39	33	6	Gross Margin (%)	41	36	5
31	21	21	-	Operating Margin (%)	25	24	1
17	15	16	(1)	Net Margin (%)	15	16	(1)
17,513	13,993	15,132	(8)	EBITDA – R$ million(2)	44,929	47,947	(6)

				Financial and Economic Indicators
59	68	115	(41)	Brent (US$/bbl)	57	111	(49)
2.07	1.87	1.67	12	Average US Dollar Price - Sale (R$)	2.08	1.69	24
1.95	1.78	1.91	(7)	Last US Dollar Price - Sale (R$)	1.78	1.91	(7)

(1) Operating income before financial result, equity balance and taxes.
(2) Operating income before financial result, equity balance and depreciation/amortization.

R$ million
	3rd Quarter				Jan-Sep

2Q-2009	2009	2008	Δ %		2009	2008	Δ %

11,808	11,264	14,655	(23)	Operating Income (Corporate Law)	32,071	40,858	(22)
2,461	(707)	(2,595)	(73)	(-) Financial Result	2,604	(724)	(460)
(373)	(310)	308	(201)	(-) Equity Income Result	(312)	(232)	34

13,896	10,247	12,368	(17)	Operating Profit	34,363	39,902	(14)
3,617	3,746	2,764	36	Depreciation / Amortization	10,566	8,045	31

17,513	13,993	15,132	(8)	EBITDA	44,929	47,947	(6)

39	29	25	4	EBITDA Margin (%)	33	29	4

EBITDA is not a measure recognized by the accounting practices adopted in Brazil and other companies may define it in different ways. It should not be considered as an alternative indicator for measuring operating income, or as the best form of measuring liquidity or cash flow from operating activities. EBITDA is an additional measure of the Company’s capacity to amortize debt, maintain investments and cover working capital needs.

The behavior of the various components of consolidated net income is shown below:

  A R$ 3,272 million reduction in gross profit:

			R$ million
			Change
			2009 X 2008
Gross Profit Analysis - Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Profit
. Domestic Market:	- volumes sold	(4,847)	3,597	(1,250)
	- domestic prices	(9,379)		(9,379)
. International Market:	- export volumes	4,664	(1,446)	3,218
	- export price	(13,508)		(13,508)
. Increase (decrease) in expenses: (*)			16,419	16,419
. Increase (decrease) in profitability of distribution segment		746	(505)	241
. Increase (decrease) in profitability of trading operations		(7,338)	7,991	653
. Increase (decrease) in international sales		(5,206)	4,506	(700)
. FX effect on controlled companies abroad		6,357	(5,645)	712
. Others		605	(283)	322

		(27,906)	24,634	(3,272)

(*) Expenses Composition:	Value
- import of crude oil, oil products and gas	12,712
- government take in Brazil	4,376
- generation and purchase of energy for commercialization	960
- alcohol, biodiesel and others non-oil derivative products	42
- transportation: maritime and pipelines (1)	12
- third-party services	(174)
- salaries, benefits and charges	(284)
- materials, services, rents and depreciation	(1,225)

16,419

(1) Expenses from transportation, terminals and pipelines.

•  A R$ 2,267 million increase in operating expenses, notably:

  Selling expenses (R$ 356 million), due to higher export and trading volumes, the inclusion of the activities of NSS (Japan refinery) and Alvo companies, and the 23.5% appreciation of the average dollar exchange rate (R$ 139 million);

  General and administrative expenses (R$ 470 million), due to personnel expenses (R$ 187 million), as a result of the increase in the workforce, the 2008/09 collective bargaining agreement and salary-level advancements and promotions in 2008, partially offset by lower training and development costs. Further contributions came from the negative exchange variation effect (R$ 148 million) due to the 23.5% appreciation of average dollar exchange rate and higher third-party service costs (R$ 74 million), especially expenses related to data processing, partially offset by the reduction following the implementation of the cost optimization policy, of expenses related to travel, materials, ceremonies, gifts and general services. It is also worth noting expenses from the incorporation of new companies (R$ 47 million), especially in Chile and Japan, as well as Alvo;

  Exploration costs (R$ 473 million) due to increased geological and geophysical costs in Brazil (R$ 414 million), in turn caused by the intensification of the Company’s investment program, and the write-off of dry or economically unviable wells (R$ 128 million), partially offset by the reduction in geological and geophysical costs abroad (R$ 109 million);

  Other operating expenses (R$ 1,150 million), due to the recognition, in September/2009, of the special take from the Marlim field, pursuant to the agreement between Petrobras and the ANP (R$ 2,048 million) and losses from the depreciation of commodities (R$ 298 million). These effects were partially offset by the reduction in expenses from institutional relations, cultural projects and contractual and regulatory fines (R$ 555million) and provisions for shift-work-related regulations negotiated as part of the 2008/09 collective bargaining agreement (R$ 136 million), plus revenue from the tax benefit on income from the exploration of areas of interest to SUDAM and SUDENE, due to the inclusion of new beneficiary units.

  A reduction in research and development expenses (R$ 148 million), due to lower provisions for the contracting of projects from ANP-accredited institutions (R$ 276 million), due to the reduction in oil prices, which affected the calculation base for establishing minimum R&D investments, partially offset by the increase in third-party services (R$ 195 million).

• Negative impact on the financial result (R$ 3,328 million), due to monetary and exchange losses onnet dollar assets and the result of hedge operations, as shown below:

	R$ million

	Jan-Sep/2009	Jan-Sep/2008	Change
FX Effect on Net Debt	1,279	(57)	1,336
Monetary Variation on Financing (1)	1,901	(257)	2,158
Net Financial Expenses	(2,156)	(1,477)	(679)

Financial Result on Net Debt	1,024	(1,791)	2,815

FX Effect on Financial Assets abroad via Controlled
Companies and SPC	(3,955)	1,925	(5,880)
Hedge from commercial operations	(280)	137	(417)
Marketable Securities	615	408	207
Other Net Financial Income (Expenses)	50	47	3
Other Net FX and Monetary Variation	(58)	(2)	(56)

Net Financial Results	(2,604)	724	(3,328)

(1) Includes the impact of the monetary variation on national currency financings, linked to the variation in the dollar.

  A higher result from investments in associated companies (R$ 80 million) in the petrochemical sector, which more than offset provisions for losses on the investment in the Pasadena refinery and gains from the corporate restructuring of the petrochemical sector investments in 2008.

  A negative minority interest impact (R$ 3,288 million), due to exchange gains on the debt of the Special Purpose Companies and subsidiaries.

The behavior of the various components of consolidated net income is shown below:

  A R$ 1,129 million reduction in gross profit

			R$ million
		Change
		3Q-2009 x 2Q-2009
Gross Profit Analysis - Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Profit
. Domestic Market:	- volumes sold	3,109	(1,931)	1,178
	- domestic prices	(2,682)		(2,682)
. International Market:	- export volumes	227	(535)	(308)
	- export price	1,194		1,194
. Increase (decrease) in expenses: (*)			(526)	(526)
. Increase (decrease) in profitability of distribution segment		344	(146)	198
. Increase (decrease) in profitability of trading operations		(125)	(211)	(336)
. Increase (decrease) in international sales		1,501	(1,295)	206
. FX effect on controlled companies abroad		(707)	559	(148)
. Others		411	(316)	95

		3,272	(4,401)	(1,129)

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas	(1,228)
- government take in Brazil	(553)
- alcohol, biodiesel and others non-oil derivative products	(2)
- transportation: maritime and pipelines (1)	68
- salaries, benefits and charges	96
- materials, services, rent and depreciation	100
- third-party services	128
- generation and purchase of energy for commercialization	865

(526)

(1) Expenses from transportation, terminals and pipelines.

Due to the average inventory period of 60 days, international oil and oil product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period.

The chart below shows the estimated impact on COGS:

	2Q-2009	3Q-2009	Δ (*)
Effect average cost in COGs (R$ million)	323	621	298
( ) COGs increase

(*)The impact of selling inventories formed at a lower unit cost in previous periods was greater in the 3Q-2009 than in the 2Q-2009, generating a positive effect when comparing COGS in the two quarters, partially offset by the period increase in COGS.
Besides the behavior of international oil and oil products prices and FX rate, the effects above were also due to other factors such as the concentration of operations throughout the quarters (production, imports, sales), inventory volumes and other expenses evolution (personnel, material, services, depletion of oil fields, depreciation of equipments, etc.)

• A R$ 2,520 million increase in the following operating expenses:

  General and administrative expenses (R$ 132 million), due to the increase in expenses related to engineering services, given the expansion of the Company’s operations, and personnel training and development expenses; and

  Other operating expenses (R$ 2,394 million), due to the recognition, in September/2009, of the special take from the Marlim field, pursuant to the agreement between Petrobras and the ANP (R$ 2,048 million).

•  An increase in the financial result (R$ 3,168 million), due to exchange gains on net dollar assets andthe positive effect of the monetary variation on financings, as shown in the table below:

	R$ million

	3Q-2009	2Q-2009	Change
FX Effect on Net Debt	178	941	(763)
Monetary Variation on Financing (1)	1,672	190	1,482
Net Financial Expenses	(753)	(565)	(188)

Financial Result on Net Debt	1,097	566	531

FX Effect on Financial Assets abroad via Controlled
Companies and SPC	(713)	(2,823)	2,110
Hedge from commercial operations	134	(399)	533
Marketable Securities	162	224	(62)
Other Net Financial Income (Expenses)	(73)	(67)	(6)
Other Net FX and Monetary Variation	100	38	62

Net Financial Results	707	(2,461)	3,168

(1) Includes monetary variation over loans in domestic currency attached to the variation of dollar.

•  The positive effect of minority interests (R$ 949 million), due to lower exchange gains over SPE's and controlled companies' debts.

PETROBRAS SYSTEM	Operating Performance

Physical Indicators (*)
	3rd Quarter				Jan-Sep

2Q-2009	2009	2008	Δ %		2009	2008	Δ %

Exploration & Production - Thousand bpd
				Domestic Production
1,964	1,974	1,883	5	Oil and NGL	1,963	1,851	6
319	319	330	(3)	Natural Gas (1)	316	318	(1)
2,283	2,293	2,213	4	Total	2,279	2,169	5
				Consolidated - International Production
130	137	110	25	Oil and NGL	127	107	19
101	94	100	(6)	Natural Gas (1)	96	100	(4)
231	231	210	10	Total	223	207	8
10	10	14	(29)	Non Consolidated - Internacional Production (2)	11	14	(21)

241	241	224	8	Total International Production	234	221	6

2,524	2,534	2,437	4	Total production	2,513	2,390	5

(1) Does not include liquefied gas and includes re-injected gas (2) Non consolidated companies in Venezuela.

Refining, Transportation and Supply - Thousand bpd
361	429	423	1	Crude oil imports	405	406	-
121	209	270	(23)	Oil products imports	157	222	(29)

482	638	693	(8)	Import of crude oil and oil products	562	628	(11)

512	485	457	6	Crude oil exports(3)	483	399	21
237	239	200	20	Oil products exports(3)	231	234	(1)

749	724	657	10	Export of crude oil and oil products(3)	714	633	13

267	86	(36)	339	Net exports (imports) crude oil and oil products	152	5	-

168	164	213	(23)	Import of gas and other	154	201	(23)
1	2	3	(33)	Other exports(3)	1	4	(75)
1,974	2,074	2,006	3	Output of oil products	2,014	1,988	1
1,778	1,867	1,821	3	• Brazil	1,806	1,814	-
196	207	185	12	• International	208	174	20
2,223	2,223	2,223	-	Primary Processed Installed Capacity	2,223	2,223	-
1,942	1,942	1,942	-	• Brazil (4)	1,942	1,942	-
281	281	281	-	• International	281	281	-
				Use of Installed Capacity (%)
90	94	93	1	• Brazil	92	92	-
60	67	63	4	• International	65	60	5
79	79	76	3	Domestic crude as % of total feedstock processed	79	78	1
(3) Include ongoing exports (4) As per ownership recognized by ANP.

Sales Volume - Thousand bpd
755	769	799	(4)	Diesel	726	762	(5)
331	327	354	(8)	Gasoline	329	337	(2)
98	104	116	(10)	Fuel Oil	102	109	(6)
165	175	141	24	Nafta	164	153	7
212	222	224	(1)	GLP	210	212	(1)
76	82	75	9	QAV	78	73	7
117	131	72	82	Others	114	97	18

1,754	1,810	1,781	2	Total Oil Products	1,723	1,743	(1)
107	118	97	22	Alcohol, Nitrogens, Biodiesel and other	108	88	23
244	244	337	(28)	Natural Gas	237	325	(27)

2,105	2,172	2,215	(2)	Total domestic market	2,068	2,156	(4)
750	726	660	10	Exports	715	637	12
460	531	580	(8)	International Sales	558	589	(5)

1,210	1,257	1,240	1	Total international market	1,273	1,226	4

3,315	3,429	3,455	(1)	Total	3,341	3,382	(1)

(*)Not reviewed by the independent auditors.

Price and Cost Indicators
	3rd Quarter				Jan-Sep

2Q-2009	2009	2008	Δ %		2009	2008	Δ %

Average Oil Products Realization Prices
160.79	152.65	187.02	(18)	Domestic Market (R$/bbl)	158.82	176.38	(10.0)

Average sales price - US$ per bbl
				Brazil
48.68	64.00	100.58	(36)	Crude Oil (US$/bbl) (5)	48.48	97.51	(50)
23.85	19.66	51.01	(61)	Natural Gas (US$/bbl) (6)	25.01	42.63	(41)
				International
48.92	57.16	68.74	(17)	Crude Oil (US$/bbl)	49.24	69.19	(29)
11.23	12.30	15.67	(22)	Natural Gas (US$/bbl)	12.08	16.82	(28)
(5) Average of the exports and the internal transfer prices from E&P to Supply.
(6) Internal transfer prices from E&P to Gas & Energy.

Costs - US$/barrel
				Lifting cost:
				• Brazil
8.72	9.02	10.21	(12)	• • without government participation	8.53	9.60	(11)
19.50	22.86	30.27	(24)	• • with government participation	19.06	28.77	(34)
4.78 (9)	5.60	5.12	9	• Internacional	4.95	4.51(7)	10
				Refining cost
3.07	3.37	3.46	(3)	• Brazil	3.02	3.53	(14)
5.92 (8)	3.51	6.40	(45)	• International	4.65	5.96 (8)	(22)
567	745	853	(13)	Corporate Overhead (US$ million) Parent Company	1,790	2,203	(19)

Costs - US$/barrel
				Lifting cost
				• Brazil
17.58	16.84	17.61	(4)	• • without government participation	17.44	16.40	6
38.86	41.62	54.40	(23)	• • with government participation	38.28	49.68	(23)
				Refining cost
6.34	6.27	5.94	6	• Brazil	6.17	6.02	2
(7) Revisions in lifting costs in the US, due to hurricanes Ike and Gustav.
(8) Revisions in the Japan refinery cost.
(9) Revisions in lifting costs in Nigeria.

(*)Not reviewed by the independent auditors.

Exploration and production – thousand barrels/day

Increased output from the P-52 and P-54 platforms (Roncador), coupled with the startup of P-53 (Marlim Leste), P-51 (Marlim Sul), and FPSO – Cidade de Niterói (Marlim Leste) and FPSO – Cidade de São Vicente (Tupi EWT), more than offset the natural decline in the mature fields.

Increased output from P-51 (Marlim Sul) and P-53 (Marlim Leste), more than offset the natural decline in the mature fields.

Consolidated international oil and NGL production increased due to the start-up of production in Nigeria in July 2008, partially offset by the reduction in Ecuador due to the sale of part of the interest in Block 18.

Consolidated gas production decreased by 4% due to the reduction in Brazil’s imports of Bolivian gas and lower consumption by thermal plants as a result of increased production by the hydro plants, offset by the higher interest in Sierra Chata, in Argentina, in the 4Q-2008.

Consolidated international oil and NGL production moved up due to the start-up of the Akpo Field, in Nigeria, in March/2009, partially offset by the reduction in Colombia due to the reduced share of the Guando field in the Boqueron Association, and the reduction in Argentina thanks to the 20-day strike in August/2009.

Consolidated gas production declined by 7% due to the 20-day strike in Argentina and the reduction in Brazil’s imports of Bolivian gas.

Refining, Transportation and Supply – thousand barrels/day

Processed crude volume in the country’s refineries fell due to reduced market demand at the beginning of the year and scheduled stoppages in the distillation units.

The quarterly increase was due to the programmed stoppage in the distillation unit of the Landulpho Alves Refinery (RLAM) in the 2Q-2009.

Processed crude in the overseas refineries rose by 16% due to the inclusion of the Japanese refinery acquired in April/08, in addition to the improved operating performance of the U.S. refinery.

In the 3Q-2009, processed crude in the overseas refineries fell by 14%, due to a scheduled stoppage in the Japanese refinery in the previous quarter.

Costs

Lifting Cost (US$/barrel)

Excluding the impact of the depreciation of the Real, the lifting cost in Brazil climbed by 1% over the 9M-2008 due to the increased number of interventions in the Jubarte and Marlim fields, as well as higher personnel expenses due to the increase in the workforce, partially offset by higher output.

Excluding the impact of the depreciation of the Real, the unit lifting cost in Brazil fell by 4%, chiefly due to higher expenses with well non-recurring interventions in the Campos Basin in the 2Q-20009.

The lifting cost fell due to the decrease in the average Brazilian oil price used to calculate the government takes, in turn due to the decline in international prices.

The lifting cost moved up due to the increase in the average Brazilian oil price used to calculate the government take, thanks to the international price recovery, and the increase in the tax rate on the take, especially in the Marlim Sul and Marlim Leste fields.

The international unit lifting cost increased due to higher third-party service costs in Argentina, in turn caused by the tariff revision in the 2H-2008.

The quarter-over-quarter increase was due to the change in the International Area’s production profile thanks to the growth in Nigerian offshore extraction, together with increased third-party service costs in Argentina and the higher number of well interventions.

Refining Cost (US$/barrel)

Excluding the impact of the depreciation of the Real, the domestic refining cost moved up by 4%, due to higher expenses with personnel and materials, chiefly due to higher catalyst prices.

Excluding the impact of the depreciation of the Real, the refining cost remained flat over the 2Q-2009.

The international refining cost fell by 22% due to the higher volume of processed crude in the Pasadena refinery (USA) following the programmed maintenance stoppage in the 1Q-2008, as well as the inclusion of the Japanese refinery as of April 2008, whose refining costs are lower than the International Area average.

The refining cost fell and the volume of processed crude moved up due to 2Q-2009 stoppages in the Pasadena (USA) and Okinawa (Japan) refineries.

Corporate Overhead – Parent Company (US$ million)

Excluding the impact of the depreciation of the Real, corporate overhead fell by 2% over the 9M-2008 due to the adoption of a cost optimization policy, in special for lower expenses from sponsorships and advertising, trips, materials, tributes and other services, partially offset by the upturn in data-processing and personnel expenses.

Discounting the appreciation of the Real, in the quarter-on-quarter comparison, corporate overhead increased by 22%, due to the increase in personnel expenses from the pay rise resulting from the 2009/10 collective bargaining agreement, partially offset by the reduction in data-processing expenses.

Sales Volume – thousand barrels/day

Domestic sales volume fell by 4% over the 9M-2008, reflecting reduced sales of diesel and natural gas. Diesel sales were impacted by the reduction in economic activity, the lack of sales to thermal plants in the interconnected system in 2009, the increase in the percentage of biodiesel from 3% to 4%, the decline in the 2009 grain harvest, and third-party imports. Natural gas sales were also jeopardized by the economic slowdown, the replacement of gas with fuel oil for industrial use, and reduced demand from the thermal plants due to higher reservoir levels in the Southeast.

Exports increased 12% year-on-year, led by oil, thanks to increased production.

RESULT BY BUSINESS AREA R$ million (1)
	3rd Quarter				Jan-Sep

2Q-2009	2009	2008	Δ %		2009	2008	Δ %

5,451	5,198	10,854	(52)	EXPLORATION & PRODUCTION	13,134	32,323	(59)
5,507	2,052	(1,838)	212	SUPPLY	12,135	(2,043)	694
383	415	(128)	424	GAS AND ENERGY	718	(291)	347
310	411	309	33	DISTRIBUTION	949	933	2
67	254	(56)	554	INTERNACIONAL (2)	(41)	354	(112)
(2,840)	(982)	445	(321)	CORPORATE	(5,382)	(3,230)	(67)
(1,144)	(45)	257	(118)	ELIMINATIONS	(660)	(1,248)	47

7,734	7,303	9,843	(26)	CONSOLIDATED NET INCOME	20,853	26,798	(22)

(1) Comments on the results by business area begin on page 18 and their respective financial statements on page 31.
(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

The lower result reflected the reduction in oil prices, the recognition, in September 2009, of the special take from the Marlim field, pursuant to the agreement between Petrobras and the ANP, (R$ 2,048 million) and the increase in exploration costs due to higher geological and geophysical costs.

Part of these effects was offset by the 6% increase in average daily oil and NGL production and the lower government takes.

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$ 13.51/bbl in the 9M-2008 to US$ 8.67/bbl in the 9M-2009.

The reduction was due to the recognition, in September 2009, of the extraordinary expense with special participation (R$ 2,048 million).

This factor was partially offset by the increase in international oil prices.

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$ 10.11/bbl in the 2Q-2009 to US$ 4.27/bbl in the 3Q-2009, reflecting the international market appreciation of "heavy” versus “light” crudes.

The year-on-year improvement in the Supply result was due to lower oil acquisition/transfer costs and reduced imported oil product costs, reflecting the new level of international oil prices.

These effects were partially offset by the reduction in average oil product prices due to lower export prices, and, in Brazil, to the reduced price of those oil products pegged to international prices.

The reduction in the quarter-over-quarter result was due to the following factors:

• The increase in oil acquisition/transfer costs and imported oil product costs, reflecting the reduction in oil prices; and

• The reduction in average domestic oil product prices due to the downturn in diesel and gasoline prices in June 2009.

These factors were partially offset by:

• Higher oil product sales volume in Brazil;

• Higher average export prices and, in Brazil, an increase in the price of those oil products pegged to international prices; and

• The sale, in the 3Q-2009, of inventories formed in the previous quarter at a lower acquisition cost.

The year-on-year improvement was due to the following factors:

• Reduced energy purchase costs due to the reduction in the difference settlement price;

• The greater availability of energy for trading, due to the recovery of the peg;

• Increased fixed revenue from auctions, as well as higher energy exports; and

• A reduction in the natural gas import/transfer cost, accompanying the behavior of international prices.

Other contributory factors included the conclusion of infrastructure projects, which facilitated gas production outflow, thereby avoiding the failure-to-supply penalties incurred in the 9M-2008.

These effects were partially offset by reduced thermal power output due to higher hydroelectric reservoir levels and lower gas sales volume.

The quarter-over-quarter upturn was due to the reduction in natural gas import/transfer costs, in line with the behavior of international prices.

These effects were partially offset by the reduction in electricity sales/generation margins due to lower spot market sale prices and reduced exports.

The year-on-year upturn of the operational result was due to the 11% increase in sales volume, primarily due to the inclusion of the commercial activities of Alvo Distribuidora.

Sales margins declined due to lower average sales prices, partially offsetting the improvement in the result.

The Company’s share of the fuel distribution market climbed from 35.0% in the 9M-2008 to 38.5% in the 9M-2009.

The higher result was caused by the 6% increase in sales margins and the 9% upturn in sales volume.

The segment recorded a 38.8% share of the fuel distribution market in the 3Q-2009, versus 38.0% in the previous quarter.

The main events impacting the year-on-year reduction were:

• The reduction in gross profit due to lower international oil prices; and

• Lower equity income due to losses on investments in the USA from the acquisition of the remaining 50% of the Pasadena refinery.

The improved result was driven by higher oil prices and the upturn in sales volume due to increased output in Akpo, in Nigeria.

The increase in the negative result was due to the upturn in the negative financial result (R$ 3,328 million), as dealt with on page 6, and the minority interest result, reflecting the impact of exchange variation on the debt of Special Purpose Companies

These effects were partially offset by the increase in income tax and social contribution credits due to the tax benefit generated by provisions for interest on equity.

The reduction in the negative result was due to the reversal of the negative financial result (R$ 3,168 million), as mentioned on page 9, and the minority interest result, despite the reduction in the tax benefit from income tax and social contribution credits.

Consolidated Debt

	R$ million

	09.30.2009	06.30.2009	Δ %
Short-term Debt (1)	10,639	13,086	(19)
Long-term Debt (1)	79,588	55,782	43

Total	90,227	68,868	31
Cash and cash equivalents	30,088	10,072	199
Net Debt (2)	60,139	58,796	2
Net Debt/(Net Debt + Shareholder's Equity) (1)	28%	28%	-
Total Net Liabilities (1) (3)	303,702	295,193	3
Capital Structure
(third parties net / total liabilities net)	49%	49%	-
(1) Includes contractual commitments involving the transfer of benefits, risk and the control of goods.
(2) Total debt less cash and cash equivalents.
(3) Total liabilities net of cash/financial investments.
	US$ million

	09.30.2009	06.30.2009	Δ %
Short-term Debt (1)	5,983	6,705	(11)
Long-term Debt (1)	44,760	28,583	57

Total	50,743	35,288	44

Gross debt was impacted by BNDES loans to cover investments pursuant to the Company’s 2009/2013 business plan.

The level of indebtedness, measured by the net debt/EBITDA ratio increased from 0.95 on June 30, 2009, to 1.00 on September 30, 2009. The portion of the capital structure represented by third parties was 49%.

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. On September 30, 2009, total investments amounted to R$ 50,680 million, 49% up on the total on September 30, 2008

R$ million
	Jan-Sep
	2009	%	2008	%	Δ %
• Own Investments	45,737	91	29,502	86	55

Exploration & Production	23,219	46	15,775	46	47
Supply	10,591	21	6,423	19	65
Gas and Energy	4,483	9	2,207	6	103
International	5,499	11	4,071	12	35
Distribution	396	1	319	1	24
Corporate	1,549	3	707	2	119

• Special Purpose Companies (SPCs)	3,787	7	3,685	11	3

• Projects under Negotiation	1,156	2	863	3	34

Total Investments	50,680	100	34,050	100	49

R$ million
	Jan-Sep
	2009	%	2008	%	Δ %
International
Exploration & Production	3,032	55	3,379	83	(10)
Supply	1,206	22	396	10	205
Gas and Energy	161	3	178	4	(10)
Distribution	1,060	19	15	-	6,967
Others	40	1	103	3	(61)

Total Investments	5,499	100	4,071	100	35

R$ million
	Jan-Sep
	2009	%	2008	%	Δ %
Projects Developed by SPEs
Gasene	1,780	47	786	21	126
CDMPI	648	17	504	14	29
PDET Off Shore	21	1	306	9	(93)
Codajás	716	19	926	25	(23)
Mexilhão	391	10	478	13	(18)
Marlim Leste	167	4	419	11	(60)
Malhas	64	2	266	7	(76)

Total Investments	3,787	100	3,685	100	3

In line with its strategic objectives, PETROBRAS acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 107 consortiums, of which it operates 73.

PETROBRAS SYSTEM	Appendices

1. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 40,545 million

R$ million
	3rd Quarter				Jan-Sep

2Q-2009	2009	2008	Δ %		2009	2008	Δ %

				Economic Contribution - Country
6,274	6,131	5,591	10	Value Added Tax on Sales and Services (ICMS)	18,163	16,888	8
1,186	1,680	753	123	CIDE (1)	3,918	3,853	2
3,109	3,045	1,196	155	PASEP/COFINS	9,182	7,292	26
1,701	2,767	6,021	(54)	Income Tax & Social Contribution	7,173	13,988	(49)
833	609	1,078	(44)	Others	2,109	1,691	25

13,103	14,232	14,639	(3)	Subtotal Country	40,545	43,712	(7)

1,105	1,199	1,178	2	Economic Contribution - Foreign	3,383	3,190	6

14,208	15,431	15,817	(2)	Total	43,928	46,902	(6)

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE.

2. Government Take
R$ million
	3rd Quarter				Jan-Sep

2Q-2009	2009	2008	Δ %		2009	2008	Δ %

				Country
1,954	2,187	3,003	(27)	Royalties	5,787	8,246	(30)
1,939	2,418	3,664	(34)	Special Participation	5,636	9,406	(40)
37	32	25	28	Surface Rental Fees	98	83	18
-	2,048	-	-	Agreement with ANP	2,048	-	-

3,930	6,685	6,692	0	Subtotal Country	13,569	17,735	(23)

108	124	174	(29)	Foreign	328	501	(35)

4,038	6,809	6,866	(1)	Total	13,897	18,236	(24)

The government take in the country in the 9M-2009 fell by 23% over the 9M-2008, due to the 35% decline in the reference price for local oil, which averaged R$ 101.49 (US$ 49.78) in the 9M-2009, versus R$ 155.12 (US$ 92.40) in the same period in 2008, reflecting the average Brent price on the international market.

The government take in the country in the 3Q-2009 increased by 70% over the 2Q-2009, due to the 10% upturn in the reference price for local oil, which totaled R$ 115.71 (US$ 62.09) in the 3Q-2009, versus R$ 105.40 (US$ 51.16) in the 2Q-2009, reflecting the recovery in international oil prices.

3. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders Equity	Net Income
. According to PETROBRAS information	159,610	20,951
. Profit in the sales of products in subsidiaries inventories	(541)	(541)
. Reversal of profits on inventory in previous years	-	660
. Capitalized interest	(179)	28
. Absorption of negative net worth in controlled companies *	(3,329)	(280)
. Other eliminations	(169)	35

. According to consolidated information	155,392	20,853

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on September 30, 2009, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

4. Performance of Petrobras Shares and ADRs (*)

Nominal Change
	3rd Quarter			Jan-Sep

2Q-2009	2009	2008		2009	2008

13.31%	1.90%	-25.21%	Petrobras ON	48.60%	-19.58%
13.66%	7.86%	-24.04%	Petrobras PN	53.24%	-20.59%
34.49%	12.01%	-37.95%	ADR- Nível III - ON	87.42%	-23.72%
36.16%	17.84%	-35.43%	ADR- Nível III - PN	92.60%	-22.22%
25.75%	19.53%	-23.80%	IBOVESPA	63.83%	-22.45%
11.01%	14.98%	-4.40%	DOW JONES	10.66%	-18.20%
20.05%	15.66%	-8.77%	NASDAQ	34.58%	-21.13%

Petrobras’ shares had a book value of R$ 18.19 on September 30, 2009.

(*)Not reviewed by the independent auditors.

5. Foreign Exchange Exposure

Assets	R$ million

	09.30.2009	06.30.2009

Current Assets	6,829	3,741

Cash and Cash Equivalents	2,273	1,359
Other Current Assets	4,556	2,382

Non-current Assets	22,791	23,214

Amounts invested abroad by
controlled companies, in the international segment, in
E&P equipments to be used in Brazil and in
commercial activities.	20,838	21,401
Long-term Assets	390	353
Investments	766	818
Property, plant and equipment	797	642

Total Assets	29,620	26,955

Liabilities	R$ million

	09.30.2009	06.30.2009

Current Liabilities	(15,601)	(12,608)

Short-term Financing	(9,542)	(9,460)
Suppliers	(4,410)	(1,900)
Others Current Liabilities	(1,649)	(1,248)

Long-term Liabilities	(12,452)	(14,011)

Long-term Financing	(12,302)	(12,964)
Others Long-term Liabilities	(150)	(1,047)

Total Liabilities	(28,053)	(26,619)

Net Assets (Liabilities) in Reais	1,567	336

( + ) Investment Funds - Exchange *	5	5
( - ) FINAME Loans - dollar indexed reais	(284)	(247)
( - ) BNDES Loans - dollar indexed reais	(24,876)	(1,516)

Net Assets (Liabilities) in Reais	(23,588)	(1,422)

* The results of investments in Exchange Funds are booked under Financial Revenue.

PETROBRAS	Financial Statements

Income Statement – Consolidated

R$ million
	3rd Quarter			Jan-Sep

2Q-2009	2009	2008		2009	2008

55,892	60,264	73,682	Gross Operating Revenues	169,731	201,301
(11,287)	(12,387)	(13,498)	Sales Deductions	(34,654)	(38,318)

44,605	47,877	60,184	Net Operating Revenues	135,077	162,983
(24,614)	(29,015)	(40,062)	Cost of Goods Sold	(79,409)	(104,043)

19,991	18,862	20,122	Gross profit	55,668	58,940
			Operating Expenses
(1,746)	(1,757)	(1,651)	Sales	(5,367)	(5,011)
(1,834)	(1,966)	(1,913)	General and Administratives	(5,553)	(5,083)
(791)	(785)	(820)	Exploratory Cost	(2,587)	(2,114)
(369)	(416)	(479)	Research & Development	(1,121)	(1,269)
(176)	(109)	(152)	Taxes	(436)	(432)
(326)	(335)	(356)	Pension and Health Plan	(1,030)	(1,068)
(853)	(3,247)	(2,383)	Others	(5,211)	(4,061)

(6,095)	(8,615)	(7,754)		(21,305)	(19,038)

			Net Financial Expenses
900	912	606	Income	2,596	1,922
(1,611)	(1,429)	(1,091)	Expenses	(4,259)	(2,808)
7	1,684	(28)	Net Monetary Variation	1,574	(313)
(1,757)	(460)	3,108	Net Exchange Variation	(2,515)	1,923

(2,461)	707	2,595		(2,604)	724

(8,556)	(7,908)	(5,159)		(23,909)	(18,314)
373	310	(308)	Participation in Equity Income	312	232

11,808	11,264	14,655	Operating Profit	32,071	40,858
(2,197)	(3,033)	(5,404)	Income Tax & Social Contribution	(8,071)	(14,201)
(1,877)	(928)	592	Minority Interest	(3,147)	141

7,734	7,303	9,843	Net Income	20,853	26,798

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Balance Sheet – Consolidated

Assets	R$ million

	09.30.2009	06.30.2009

Current Assets	75,719	57,622

Cash and Cash Equivalents	30,088	10,072
Accounts Receivable	13,643	14,555
Inventories	20,635	19,675
Marketable Securities	178	205
Taxes Recoverable	8,118	10,132
Others	3,057	2,983

Non Current Assets	258,071	247,643

Long-term Assets	25,204	24,442

Petroleum & Alcohol Account	817	815
Marketable Securities	4,635	4,487
Deferred Taxes and Social Contribution	11,760	11,313
Prepaid Expenses	1,045	1,170
Accounts Receivable	3,698	2,383
Deposits - Legal Matters	1,809	1,777
Others	1,440	2,497

Investments	5,589	5,499
Fixed Assets	217,877	207,843
Intangible	6,879	7,260
Deferred	2,522	2,599

Total Assets	333,790	305,265

Liabilities	R$ million

	09.30.2009	06.30.2009

Current Liabilities	52,317	55,737

Short-term Debt	10,224	12,622
Suppliers	14,814	14,499
Taxes and Social Contribution	10,119	12,781
Project Finance	215	192
Pension and Health Plan	1,173	1,099
Dividends	4,171	6,022
Salaries, Benefits and Charges	2,539	2,287
Others	9,062	6,235
Non Current Liabilities	121,453	95,786

Long-term Debt	79,237	55,256
Pension Plan	3,594	3,521
Health Plan	11,015	10,778
Deferred Taxes and Social Contribution	16,616	14,833
Provision for well abandonment	6,686	6,660
Deferred Income	1,212	1,171
Others	3,093	3,567
Minority interest	4,628	3,894
Shareholders’ Equity	155,392	149,848

Capital Stock	78,967	78,967
Reserves/Net Income	76,425	70,881

Total Liabilities	333,790	305,265

Statement of Cash Flow – Consolidated

R$ million
	3rd Quarter			Jan-Sep

2Q-2009	2009	2008		2009	2008

7,734	7,303	9,843	Net Income	20,853	26,798
1,406	9,378	1,480	(+) Adjustments	17,327	7,539

3,617	3,746	2,764	Depreciation & Amortization	10,566	8,045
(301)	(719)	1,682	Charges on Financing and Connected Companies	(354)	2,745
1,877	928	(592)	Minority interest	3,147	(141)
(373)	(310)	308	Result of Equity Income	(312)	(232)
(1,657)	679	(268)	Income Tax and deffered contributions	(525)	973
(2,142)	(1,782)	(1,977)	Inventory Variation	(2,104)	(7,228)
(915)	388	(341)	Accounts Receivable Variations	(381)	(4,631)
(462)	1,105	348	Supplier Variation	(354)	3,192
209	384	346	Pension and Health Plan Variation	858	1,041
871	1,721	1,431	Tax Variation	2,928	3,197
196	305	375	Write-off of dry wells	1,062	935
(106)	412	271	Losses on recovery of assets	550	252
592	2,521	(2,867)	Other Adjustments	2,246	(609)

9,140	16,681	11,323	(=) Cash Generated by Operating Activities	38,180	34,337
(17,749)	(18,446)	(12,483)	(-) Cash used in Investment Activities	(50,622)	(34,535)

(7,628)	(9,333)	(6,093)	Investment in E&P	(23,996)	(17,112)
(3,879)	(5,077)	(3,504)	Investment in Refining and Transportation	(13,146)	(8,140)
(2,753)	(2,533)	(1,568)	Investment in Gas and Energy	(7,101)	(4,483)
(116)	(141)	(70)	Investiments in Distribution	(359)	(944)
(3,073)	(1,208)	(1,186)	Investment in International Segment	(5,233)	(3,687)
246	43	532	Marketable Securities	374	637
16	12	(178)	Dividends	46	86
(562)	(209)	(416)	Other investments	(1,207)	(892)

(8,609)	(1,765)	(1,160)	(=) Free cash flow	(12,442)	(198)
(461)	22,015	(75)	(-) Cash used in Financing Activities	27,152	(2,606)

5,937	25,441	(73)	Financing	36,987	3,581
(6,398)	(3,426)	(2)	Dividends	(9,835)	(6,187)

(390)	(234)	965	(+) FX effect in cash and cash equivalents	(511)	509

(9,460)	20,016	(270)	(=) Cash generated in the period	14,199	(2,295)

19,532	10,072	11,046	Cash at the Beginning of Period	15,889	13,071
10,072	30,088	10,776	Cash at the End of Period	30,088	10,776

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Added Value – Consolidated
	R$ million
	Jan-Sep
	2009	2008
Revenue
Sale of products and services*	172,731	203,606
Assets construction	39,729	28,474

	212,460	232,080

Materials acquisitions from third parties
Raw Materials Used	(25,625)	(37,386)
Products for Resale	(18,057)	(29,802)
Energy, Services & Other	(46,057)	(32,725)
Fiscal credit over raw materials from third parties	(12,199)	(17,842)
Losses on recovery of assets	(550)	(252)

	(102,488)	(118,007)

Gross Added Value	109,972	114,073

Retentions
Depreciation & Amortization	(10,566)	(8,045)

Net Added Value produced by company	99,406	106,028

Added Value Received in Transference
Equity Income Result	313	466
Financial Revenue - including monetary and exchange variation	2,596	3,532
Goodwill & discount amortization	(1)	(234)
Rent and Royalties and other	858	548

	3,766	4,312

Added Value to Distribute	103,172	110,340

Distribution of Added Value

Personnel and administratives
Salaries / Sharing Profit
Salaries	8,852	7,116
Benefits
Advantages	510	528
Health, Retirement and Pension Plan	1,913	1,977
FGTS	470	404

	11,745	10,025

Tax
Federal Government	35,810	44,607
States	18,180	16,756
Municipal	124	84
Foreign states	3,711	3,691

	57,825	65,138

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variation	5,564	3,258
Rent and freight expenses	4,038	5,262

	9,602	8,520

Shareholders
Interest on Own Capital	4,387	-
Minority Interest	3,147	(141)
Retained Earnings	16,466	26,798

	24,000	26,657

Distributed Added Value	103,172	110,340

* Net of Provisions for Doubtful Debts..

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons

Consolidated Result by Business Area - Jan-Sep/2009

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	53,601	108,911	8,966	42,552	15,384	-	(94,337)	135,077

Intersegments	52,704	36,884	1,465	1,119	2,165	-	(94,337)	-
Third Parties	897	72,027	7,501	41,433	13,219	-	-	135,077
Cost of Goods Sold	(27,974)	(86,764)	(6,416)	(38,831)	(12,545)	-	93,121	(79,409)

Gross Profit	25,627	22,147	2,550	3,721	2,839	-	(1,216)	55,668
Operating Expenses	(5,882)	(4,318)	(1,422)	(2,249)	(2,227)	(5,420)	213	(21,305)
Sales, General & Administrative	(543)	(3,512)	(801)	(2,247)	(1,322)	(2,650)	155	(10,920)
Taxes	(8)	(75)	(19)	(22)	(114)	(197)	(1)	(436)
Exploratory Costs	(2,210)	-	-	-	(377)	-	-	(2,587)
Research and Development	(450)	(239)	(29)	(8)	(2)	(393)	-	(1,121)
Health and Pension Plans	-	-	-	-	-	(1,030)	-	(1,030)
Others	(2,671)	(492)	(573)	28	(412)	(1,150)	59	(5,211)

Operating Profit (Loss)	19,745	17,829	1,128	1,472	612	(5,420)	(1,003)	34,363
Net of Interest Income (Expenses)	-	-	-	-	-	(2,604)	-	(2,604)
Equity Income	-	526	78	(22)	(268)	(2)	-	312

Income (Loss) Before Taxes and Minority Interests	19,745	18,355	1,206	1,450	344	(8,026)	(1,003)	32,071
Income Tax & Social Contribution	(6,714)	(6,062)	(384)	(501)	(235)	5,482	343	(8,071)
Minority Interests	103	(158)	(104)	-	(150)	(2,838)	-	(3,147)

Net Income (Loss)	13,134	12,135	718	949	(41)	(5,382)	(660)	20,853

Consolidated Result by Business Area - Jan-Sep/2008
	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	84,810	132,325	11,442	41,140	16,619	-	(123,353)	162,983

Intersegments	83,632	35,922	1,442	836	1,521	-	(123,353)	-
Third Parties	1,178	96,403	10,000	40,304	15,098	-	-	162,983
Cost of Goods Sold	(32,082)	(131,917)	(9,900)	(37,660)	(13,749)	-	121,265	(104,043)

Gross Profit	52,728	408	1,542	3,480	2,870	-	(2,088)	58,940
Operating Expenses	(3,760)	(3,886)	(1,877)	(2,105)	(2,016)	(5,592)	198	(19,038)
Sales, General & Administrative	(507)	(3,389)	(742)	(2,043)	(1,128)	(2,479)	194	(10,094)
Taxes	(47)	(71)	(34)	(18)	(104)	(158)	-	(432)
Exploratory Costs	(1,702)	-	-	-	(412)	-	-	(2,114)
Research & Development	(637)	(254)	(80)	(10)	(3)	(285)	-	(1,269)
Health and Pension Plan	-	-	-	-	-	(1,068)	-	(1,068)
Others	(867)	(172)	(1,021)	(34)	(369)	(1,602)	4	(4,061)

Operating Profit (Loss)	48,968	(3,478)	(335)	1,375	854	(5,592)	(1,890)	39,902
Net of Interest Income (Expenses)	-	-	-	-	-	724	-	724
Equity Income	-	150	(11)	26	46	21	-	232

Income (Loss) Before Taxes and Minority Interests	48,968	(3,328)	(346)	1,401	900	(4,847)	(1,890)	40,858
Income Tax & Social Contribution	(16,649)	1,183	114	(468)	(407)	1,384	642	(14,201)
Minority Interest	4	102	(59)	-	(139)	233	-	141

Net Income (Loss)	32,323	(2,043)	(291)	933	354	(3,230)	(1,248)	26,798

(1) - Biofuels business results is contemplated in the corporate area group.
Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

EBITDA(1)(2) Consolidated Statement by Business Area - Jan - Sep/2009
	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating Profit	19,745	17,829	1,128	1,472	612	(5,420)	(1,003)	34,363
Depreciation / Amortization	5,694	2,091	690	246	1,490	355	-	10,566

EBITDA (1)	25,439	19,920	1,818	1,718	2,102	(5,065)	(1,003)	44,929

(1) Operating profit before the financial results and equity income excluding depreciation /amortization.

Statement of Other Operating Income (Expenses) - Jan - Sep/2009
	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Losses and Contingencies related to Lawsuit	(2,076)	(132)	(25)	(35)	(25)	(36)	-	(2,329)
Institutional relations and cultural projects	(45)	(24)	(8)	(49)	-	(546)	-	(672)
Inventory adjustment	-	(174)	(5)	-	(362)	(9)	-	(550)
Non programmed stoppages in installations and production equipment	(406)	(106)	-	-	(19)	-	-	(531)
Operational expenses with thermoelectric	-	-	(463)	-	-	-	-	(463)
Labor Agreement	(155)	(80)	(11)	-	(11)	(151)	-	(408)
HSE Expenses	(48)	(45)	(3)	-	-	(146)	-	(242)
Contractual losses from ship-or-pay transport services	-	-	-	-	(43)	-	-	(43)
Fines and Contractual Charges	-	(2)	(13)	-	-	-	-	(15)
Incentive, Donations and Governamental Subvention	126	388	-	-	-	-	-	514
Others	(67)	(317)	(45)	112	48	262	59	(472)

	(2,671)	(492)	(573)	28	(412)	(1,150)	59	(5,211)

Statement of Other Operating Income (Expenses) - Jan - Sep/2008
	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	(59)	(44)	(5)	(46)	-	(713)	-	(867)
Inventory adjustment	-	(168)	-	-	(84)	-	-	(252)
Non-scheduled stoppages in installations and production equipment	(58)	(60)	-	-	-	-	-	(118)
Operational expenses with thermoelectric	-	-	(414)	-	-	-	-	(414)
Labor Agreement	(256)	(82)	(19)	-	(18)	(167)	-	(542)
Losses and Contingencies related to Lawsuit	(25)	(60)	(2)	(24)	(153)	(119)	-	(383)
HSE Expenses	(44)	(61)	(3)	-	-	(189)	-	(297)
Contractual losses from ship-or-pay transport services	-	-	-	-	(67)	-	-	(67)
Fines and Contractual Charges	-	-	(375)	-	-	-	-	(375)

Incentive, Donations and Governmental Subvention	72	374	-	-	-	-	-	446
Others	(497)	(71)	(203)	36	(47)	(414)	4	(1,192)

	(867)	(172)	(1,021)	(34)	(369)	(1,602)	4	(4,061)

(2) - Biofuels business results is contemplated in the corporate area group.
Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Consolidated Assets by Business Area(1) - 09.30.2009

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	128,863	78,964	41,689	10,490	28,225	54,876	(9,317)	333,790

CURRENT ASSETS	7,089	25,446	4,655	5,582	5,049	36,868	(8,970)	75,719

CASH AND CASH EQUIVALENTS	-	-	-	-	-	30,088	-	30,088
OTHERS	7,089	25,446	4,655	5,582	5,049	6,780	(8,970)	45,631
NON-CURRENT ASSETS	121,774	53,518	37,034	4,908	23,176	18,008	(347)	258,071

LONG-TERM ASSETS	4,092	2,203	2,173	875	2,494	13,747	(380)	25,204
PROPERTY, PLANTS AND EQUIPMENT	114,446	47,590	33,510	3,312	15,878	3,141	-	217,877
OTHERS	3,236	3,725	1,351	721	4,804	1,120	33	14,990

Consolidated Assets by Business Area - 06.30.2009

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	123,673	73,783	38,964	10,317	31,486	36,691	(9,649)	305,265

CURRENT ASSETS	6,022	25,379	4,374	5,418	5,706	19,415	(8,692)	57,622

CASH AND CASH EQUIVALENTS	-	-	-	-	-	10,072	-	10,072
OTHERS	6,022	25,379	4,374	5,418	5,706	9,343	(8,692)	47,550
NON-CURRENT ASSETS	117,651	48,404	34,590	4,899	25,780	17,276	(957)	247,643

LONG-TERM ASSETS	4,231	2,090	2,453	910	2,497	13,206	(945)	24,442
PROPERTY, PLANTS AND EQUIPMENT	110,053	42,802	30,844	3,269	17,967	2,951	(43)	207,843
OTHERS	3,367	3,512	1,293	720	5,316	1,119	31	15,358

(1) - Biofuels business results is contemplated in the corporate area group.
Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Consolidated Results by International Business Area- Jan-Sep/2009

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS (09.30.2009)	20,030	6,037	2,332	1,220	3,447	(4,841)	28,225

Income Statement
Net Operating Revenues	4,028	9,030	1,356	3,893	4	(2,927)	15,384

Intersegments	2,637	2,149	238	68	-	(2,927)	2,165
Third Parties	1,391	6,881	1,118	3,825	4	-	13,219
Operating Profit (Loss)	1,048	(115)	184	3	(557)	49	612
Net Income (Loss)	785	(284)	155	8	(754)	49	(41)

Consolidated Results by International Business Area

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS (09.30.2009)	21,326	6,284	2,490	1,254	4,957	(4,825)	31,486

Income Statement - (Jan - Sep 2008)
Net Operating Revenues	3,786	10,995	1,362	3,404	3	(2,931)	16,619

Intersegments	1,918	2,122	324	88	-	(2,931)	1,521
Third Parties	1,868	8,873	1,038	3,316	3	-	15,098
Operating Profit (Loss)	1,137	(142)	244	93	(493)	15	854
Net Income (Loss)	615	(64)	145	66	(423)	15	354

Income Statement – Parent Company

R$ million
	3rd Quarter			Jan-Sep

2Q-2009	2009	2008		2009	2008

43,595	46,069	58,129	Gross Operating Revenues	129,647	155,950
(9,908)	(10,803)	(12,219)	Sales Deductions	(30,221)	(34,645)

33,687	35,266	45,910	Net Operating Revenues	99,426	121,305
(18,022)	(20,303)	(27,974)	Cost of Products Sold	(55,543)	(70,671)

15,665	14,963	17,936	Gross Profit	43,883	50,634
			Operating Expenses
(1,587)	(1,552)	(1,595)	Sales	(4,843)	(4,504)
(1,251)	(1,405)	(1,361)	General & Administrative	(3,791)	(3,566)
(687)	(665)	(643)	Exploratory Cost	(2,210)	(1,702)
(366)	(414)	(475)	Research & Development	(1,112)	(1,258)
(92)	(98)	(83)	Taxes	(257)	(230)
(309)	(313)	(336)	Health and Pension Plans	(972)	(1,008)
(689)	(3,207)	(1,925)	Others	(5,148)	(3,734)

(4,981)	(7,654)	(6,418)		(18,333)	(16,002)

			Net Financial
1,835	1,596	1,325	Income	5,159	4,481
(2,132)	(2,197)	(2,391)	Expenses	(6,137)	(4,931)
521	928	3,309	Net Monetary Variation	1,313	3,060
(4,552)	(2,009)	1,867	Net Exchange Variation	(7,108)	(390)

(4,328)	(1,682)	4,110		(6,773)	2,220

(9,309)	(9,336)	(2,308)		(25,106)	(13,782)
2,380	2,608	194	Paticipation in Equity Income	6,634	2,733

8,736	8,235	15,822	Operating Income	25,411	39,585
(847)	(1,334)	(5,408)	Income Tax / Social Contribution	(4,460)	(12,730)

7,889	6,901	10,414	Net Income	20,951	26,855

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparison.

Balance Sheet – Parent Company

Assets	R$ million

	09.30.2009	06.30.2009

Current Assets	63,447	62,408

Cash and Cash Equivalents	20,939	5,619
Marketable Securities	4,357	18,885
Accounts Receivable	14,106	12,614
Inventories	16,318	15,196
Dividends Receivable	70	172
Taxes Recoverable	5,249	7,212
Others	2,408	2,710
Non-current Assets	261,050	262,580

Long-Term Assets	80,491	92,336

Oil & Alcohol Account	817	815
Subsidiaries, controlled and affiliated companies	60,677	73,600
Structured Projects	3,299	2,835
Marketable Securities	4,161	4,044
Deferred Taxes & Social Contribution	8,142	7,552
Deposits - Legal Matters	1,514	1,486
Anticipated Expenses	485	522
Others	1,396	1,482

Investments	34,947	32,977
Property, plant and equipment	141,180	132,792
Intangible	3,741	3,725
Deferred	691	750

Total Assets	324,497	324,988

Liabilities	R$ million

	09.30.2009	06.30.2009

Current Liabilities	98,096	114,438

Short-term Debt	1,800	2,721
Risk and assets control	5,007	5,073
Suppliers	48,804	58,569
Taxes & Social Contribution Payable	7,499	10,496
Dividends / Interest on Own Capital	4,171	6,022
Structured Projects	354	331
Health and Pension Plan	1,110	1,037
Clients Anticipation	315	233
Receivable Cash Flow	21,983	26,006
Others	7,053	3,950
Long-term Liabilities	66,791	55,680

Long-term Debt	22,077	11,360
Risk and assets control	10,142	11,028
Subsidiaries and controlled companies	740	933
Pension plan	3,064	3,015
Health Care Benefits	10,184	9,960
Deferred Taxes & Social Contribution	13,913	12,713
Provision for abandonment	6,179	6,109
Others	492	562
Shareholders' Equity	159,610	154,870

Capital	78,967	78,967
Capital Reserves	80,643	75,903

Total Liabilities	324,497	324,988

Statement of Cash Flow – Parent Company

R$ million
	3rd Quarter			Jan-Sep

2Q-2009	2009	2008		2009	2008

7,889	6,901	10,414	Net Income	20,951	26,855
(3,436)	(3,938)	4,321	(+) Adjustments	(1,577)	14,130

2,484	2,650	1,971	Depreciation & Amortization	7,282	5,613
(1)	(2)	(4)	Oil and Alcohol Accounts	(7)	(7)
(11,749)	(10,206)	14,861	Oil and Oil Products Supply - Foreign	(20,469)	25,293
13,251	4,766	(10,422)	Charges on Financing and Connected Companies	17,321	(6,701)
(7,421)	(1,146)	(2,085)	Other Adjustments	(5,704)	(10,068)
4,453	2,963	14,735	(=) Cash Generated by Operating Activities	19,374	40,985
(28,750)	2,476	(8,168)	(-) Cash used for Cap.Expend.	(36,616)	(22,401)

(5,574)	(7,057)	(4,253)	Investment in E&P	(17,550)	(12,361)
(3,234)	(3,979)	(2,905)	Investment in refinning and transport	(10,540)	(6,680)
(1,371)	(719)	(905)	Investment in Gas and Energy	(3,577)	(2,302)
(4)	(4)	(1)	Investments in International Area	(11)	(17)
(1)	(1)	-	Investment in Distribution	(3)	(706)
(451)	(414)	(359)	Structured Projects - Net of Advance Money	(1,231)	(964)
1,023	421	553	Dividends	1,497	1,214
(18,641)	14,528	75	Marketable Securities	(4,032)	180
(497)	(299)	(373)	Other Investments	(1,169)	(765)

(24,297)	5,439	6,567	(=) Free Cash Flow	(17,242)	18,584
14,739	9,881	(16,155)	(-) Cash used in Financing Activities	26,913	(18,662)
(9,558)	15,320	(9,588)	(=) Cash Generated in the Period	9,671	(78)

15,177	5,619	17,358	Cash at the Beginning of Period	11,268	7,848
5,619	20,939	7,770	Cash at the End of Period	20,939	7,770

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Added Value - Parent Company

	R$ million
	Jan-Sep
	2009	2008
Revenue
Sale of products and services	132,048	157,660
Assets construction	28,987	20,592

	161,035	178,252
Material acquisition from third parties
Raw Materials Used	(16,328)	(22,257)
Products for Resale	(12,415)	(22,319)
Energy, services and others	(35,638)	(24,733)
Fiscal credits over raw materials from thrid parties	(10,202)	(15,909)
Loss / Recovery of assets value	(121)	-

Gross Added Value	86,331	93,034

Retention
Depreciation and Amortization	(7,282)	(5,613)

Net Added Value produced by the Company	79,049	87,421

Added Value received in transference
Equity Income	6,628	2,909
Financial Income - including monetary and exchange variation	3,477	4,840
Goodwill & discount amortization	4	(178)
Rent, royalties and others	812	450

	10,921	8,021
Total Added Value to Distribute	89,970	95,442

Distribution of Added Value
Personnel
Salaries / Sharing Profit
Salaries	6,728	5,161
Benefits
Advantages	348	348
Health, Retirement and Pension Plan	1,823	1,866
FGTS	409	361

	9,308	7,736
Tax
Federal Government	30,310	41,126
States	9,680	9,572
Municipal	72	55

	40,062	50,753

Remuneration from third parties
Interest, FX Rate and Monetary Variation	10,249	2,619
Rent and freight expenses	9,400	7,479

	19,649	10,098

Shareholders
Interest on Capital	4,387	-
Retained Earnings	16,564	26,855

	20,951	26,855

DISTRIBUTED ADDED VALUE	89,970	95,442

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS

www.petrobras.com.br/ri
      For further information: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers should not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.